John Hancock Funds II

601 Congress Street

Boston, MA  02210

July 16, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Brion Thompson

Re:       John Hancock Funds II (the “Trust”)

File Nos. 333-126293; 811-21779

Ladies and Gentlemen:

This letter is in response to comments received via telephone on June 29, 2010 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 34 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on May 14, 2010 (accession no. 0000950123-10-049475).  The purpose of the Amendment is to register four new series of the Trust: John Hancock Technical Opportunities Fund II; John Hancock Currency Strategies Fund; John Hancock Mutual Shares Fund and John Hancock International Growth Stock Fund (the “Funds”).  Set forth below is a summary of each comment followed by our response.  Changes made as a result of comments given regarding a particular Fund’s prospectus that would apply to all of the Funds’ prospectuses have been made to such prospectuses as applicable.

John Hancock Technical Opportunities Fund II

Comment 1 – The front cover of the prospectus is missing the ticker symbol.

Response to Comment 1 – The ticker symbol for this Fund is not currently available but will be added to the front cover of the prospectus as soon as it becomes available.

Comment 2 – The prospectus states that the Fund may invest in exchange-traded funds (“ETFs”) and the fee table does not contain a separate line item for investing in underlying funds. Please explain why the fee table does not include such line item.

Response to Comment 2 – Based on the estimated expenses for the initial fiscal year, the expenses incurred indirectly by the Fund as a result of investment in ETFs are expected not to exceed 0.01% of average net assets of the Fund. Therefore, a separate line item is not required.

Comment 3 – Under “Principal investment strategies,” the prospectus states that the Fund may invest within any sector. If known, identify the sectors in which the Fund will invest.

Response to Comment 3 – Because the subadviser employs an unconstrained investment approach, it is not expected that it will focus on a particular sector or sectors and may invest in one or more sectors at any given time.

Comment 4 – In the “Principal investment strategies” section of the prospectus on page 3, please describe the specific derivatives being used by the Fund and for what purpose, or if derivatives are not principal investments of the Fund, please remove the reference thereto from this section.

Response to Comment 4 – The prospectus will be revised to describe the specific derivatives in which the Fund will invest and the purposes thereof, as requested.

Comment 5 – Under “Hedging, derivatives and other strategic transactions risks” in the “Fund summary/Principal risks” section on page 4, please disclose the risks associated with the specific derivatives that this Fund intends to use.  If derivatives are not principal investments of the Fund, please remove the reference thereto from this section.

Response to Comment 5 – The prospectus will be revised to describe the risks of the specific derivatives disclosed in response to comment 4, above, as requested.

Comment 6 – In the “Fund details/Investment strategies” section of the prospectus on page 5, please describe the specific derivatives being used by the Fund and for what purpose.

Response to Comment 6 – The prospectus will be revised to describe the specific derivatives and the purposes thereof as requested.

Comment 7 – Under “Fixed income risk” in the “Risks of investing” section, the prospectus references lower-rated fixed-income securities risk and the risks of investment-grade fixed income securities in the lowest category.  If these risks are applicable, please add disclosure regarding these securities in the preceding “Fund summary” section of the prospectus.

Response to Comment 7 – As investing in lower-rated fixed-income securities is not a principal strategy of the Fund, references to risks associated with these investments have been removed.  Because the Fund may invest in investment-grade fixed-income securities in the lowest category, however, the risk disclosure regarding investment-grade fixed-income securities in the lowest category has been retained.

Comment 8 – Under “Who’s who/Investment adviser,” please add more description of the business experience of the adviser in addition to the assets under management.

Response to Comment 8 – An enhanced description of the adviser’s business experience has been added as requested.

Comment 9 – In the statement regarding the Trustees’ approval of advisory fees and the advisory and subadvisory agreements, please state whether the Trustees also approved the subadvisory fees.

Response to Comment 9 – As requested, the prospectus has been revised to note that the Trustees also approved the subadvisory fees.

John Hancock Currency Strategies Fund

Comment 10 – The Fund’s principal investment strategy states that “at least 80% of the fund’s net assets will be exposed to currency through currency forwards and other currency transactions” (the “80% policy”). Please describe these “other currency transactions.”

Response to Comment 10 – The “Principal investment strategies” section has been revised as requested to state that these transactions include spot currency transactions and currency options.

Comment 11 – The principal investment strategy on page 2 states that the 80% policy is based on net assets, while on page 5 it references only “assets.”  Please make these statements consistent and note that the 80% policy includes borrowings for investment purposes.

Response to Comment 11 – The statement on page 5 has been revised to note that that 80% policy applies to net assets, and the additional note regarding borrowings has been made as requested.

Comment 12 – In the “Principal risks” section, please describe the risks of the specific derivatives described in the “Principal investment strategy” section, or if derivatives are not principal investments of the Fund, please remove the reference thereto from this section.

Response to Comment 12 – The prospectus has been revised to state the principal risks of the currency derivatives in which the Fund will invest.

Comment 13 – In the “Use of Hedging and Other Strategic Transactions” section on page 5 under “Investment strategies,” describe the various hedging, derivatives and other strategic transactions to be used instead of cross-referencing to a prior section of the prospectus.

Response to Comment 13 – The requested change has been made.

Comment 14 – Under “Fixed-income securities risk” in the “Risks of investing” section, the prospectus references lower-rated fixed-income securities risk and the risks of investment-grade fixed income securities in the lowest category.  If these risks are applicable, please add disclosure regarding these securities in the “Fund summary” section of the prospectus.

Response to Comment 14 – As investing in lower-rated fixed-income securities is not a principal strategy of the Fund, references to risks associated with these investments have been removed.  Because the Fund may invest in investment-grade fixed-income securities in the lowest category, however, the risk disclosure regarding investment-grade fixed-income securities in the lowest category has been retained.

Comment 15 – In the statement regarding the Trustees’ approval of advisory fees and the advisory and subadvisory agreements, please state whether the Trustees also approved the subadvisory fees.

Response to Comment 15 – As requested, the prospectus has been revised to note that the Trustees also approved the subadvisory fees.

John Hancock Mutual Shares Fund

Comment 16 – The “Principal investment strategies” section of the prospectus describes investments in loan participations. Please describe how the issuer of a loan participation will be determined.

Response to Comment 16 – The prospectus has been revised to state that the issuer of a loan participation will be determined by the reference asset for the loan participation.

Comment 17 – Please confirm that interest owed pursuant to a short sale is included in the fee and expense table.

Response to Comment 17 – Estimated interest expense pursuant to short sale activity will be included in the “other expenses” line item in the fee and expense table.

Comment 18 – In the “Principal investments strategies” and “Principal risks” sections, please describe the specific derivatives to be used and the risks thereof, or if derivatives are not principal investments of the Fund, please remove the reference thereto from these sections.

Response to Comment 18 – The prospectus has been revised as requested.

John Hancock International Growth Stock Fund

Comment 19 – The front cover of the prospectus is missing the ticker symbol.

Response to Comment 19 – The ticker symbol is not currently available for this Fund but will be added to the front cover of the prospectus as soon as it becomes available.

Comment 20 – The “Portfolio turnover” paragraph in the “Fund summary” section is duplicated.

Response to Comment 20 – The duplicative paragraph has been removed from the prospectus.

Comment 21 -- The Fund’s principal investment strategy states that at least 80% of the Fund’s net assets will be invested in equity securities (the “80% policy”). The 80% policy should be based on stocks, not equity, per the name of the Fund.

Response to Comment 21 -- The 80% policy has been revised to state that at least 80% of the Fund’s net assets will be invested in stocks.

Comment 22 -- Because the Fund has the word “International” in its name, please clarify that the Fund will be invested significantly in non-U.S. issuers.

Response to Comment 22 -- The “Principal investment strategies” section has been revised to clarify that that the Fund will be invested significantly in non-U.S. issuers.

Comment 23 -- In the “Principal investments strategies” and “Principal risks” sections, please describe the specific derivatives to be used and the risks thereof, or if derivatives are not principal investments of the Fund, please remove the reference thereto from these sections.

Response to Comment 23 -- The prospectus has been revised to remove reference to derivatives from these sections.

Comment 24 -- In the “Purchase and sale of fund shares” paragraph, please remove everything after the first sentence.

Response to Comment 24 -- The requested change has been made.

Comment 25 – In the statement regarding the Trustees’ approval of advisory fees and the advisory and subadvisory agreements, please state whether the Trustees also approved the subadvisory fees.

Response to Comment 25 – As requested, the prospectus has been revised to note that the Trustees also approved the subadvisory fees.

Comment 26 -- Please provide an example of the legend to be used on the Funds’ summary prospectuses regarding the incorporation by reference to information in the statutory prospectus.

Response to Comment 26 – The summary prospectus legend will state:

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks. You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports to shareholders, online at www.jhfunds.com/Forms/Prospectuses.aspx. You can also get this information at no cost by calling 1-800-225-5291 or by sending an e-mail request to info@jhfunds.com. The fund’s prospectus and statement of additional information both dated July 28, 2010 are incorporated by reference into this Summary Prospectus.

_________________________________________________________________________

Per the SEC staff’s request, the Trust acknowledges the following:

-          The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-          Staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to Amendment; and

-          The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-2261 if you have any questions regarding this letter.

Sincerely,

/s/ Christopher Sechler

Christopher Sechler

Assistant Secretary